SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
OMI CORPORATION
(Name of subject company (Issuer))
TEEKAY SHIPPING CORPORATION
TEEKAY ACQUISITION HOLDINGS LLC
OMAHA, INC.
AKTIESELSKABET DAMPSKIBSSELSKABET TORM
(Names of Filing Persons (Offerors))

Common Stock, par value $0.50 per share (including the associated preferred stock purchase rights) (Title of classes of securities)	Y6476W104 (CUSIP number of common stock)

Francelyn Bethel Teekay Shipping Corporation Bayside House, Bayside Executive Park West Bay Street & Blake Road, P.O. Box AP 59212 Nassau, Bahamas Telephone: (242) 502-8880	Mikael Skov Aktieselskabet Dampskibsselskabet TORM Turborg Havnevej 18 DK — 2900 Hellerup Denmark Telephone: +45 39 17 92 00
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copies to:

David S. Matheson, Esq. Gwyneth E. McAlpine, Esq. Perkins Coie LLP 1120 N.W. Couch Street Tenth Floor Portland, Oregon 97209-4128 Telephone: (503) 727-2000	John M. Reiss, Esq. Oliver C. Brahmst, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Telephone: (212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,814,140,575	$55,694.12

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of OMI Corporation at a purchase price equal to $29.25 per share and 62,021,900 shares issued and outstanding (including 2,415,610 restricted shares and outstanding options with respect to 37,000 shares).

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and Item 11.
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by (i) Omaha, Inc., a corporation organized under the laws of the Republic of The Marshall Islands (the “Purchaser”) and a jointly owned subsidiary of Teekay Shipping Corporation (“Teekay”), through its wholly owned subsidiary Teekay Acquisition Holdings LLC (“Teekay Acquisition Holdings”), and A/S Dampskibsselskabet TORM (“TORM”), (ii) Teekay, (iii) Teekay Acquisition Holdings, and (iv) TORM. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.50 per share (the “Common Stock”), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated November 19, 1998, as amended, between the Company and American Stock Transfer and Trust Company, as Rights Agent thereunder (the “Rights” and, together with the shares of Common Stock, the “Shares”), of OMI Corporation, a corporation organized under the laws of the Republic of The Marshall Islands (the “Company”), at a purchase price of $29.25 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.
Items 10. Financial Statements.
     Not applicable.
Items 12. Exhibits

(a)(1)(i)	Offer to Purchase, dated April 27, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on April 27, 2007 in the Wall Street Journal.
(a)(5)(i)	Joint News Release by Teekay, TORM, and the Company on April 17, 2007 (incorporated by reference to Schedule TO filed by Teekay, TORM, Teekay Acquisition Holdings LLC and Purchaser with the Securities and Exchange Commission on April 18, 2007).
(a)(5)(ii)	News Release by Teekay on April 17, 2007 (incorporated by reference to Schedule TO filed by Teekay, TORM, Teekay Acquisition Holdings LLC and Purchaser with the Securities and Exchange Commission on April 18, 2007).
(b)(1)	Commitment Letter, dated April 10, 2007, from HSH Nordbank AG to Teekay.**
(b)(2)	Commitment Letter, dated April 12, 2007, from HSH Nordbank AG and Danske Bank A/S to TORM.**
(c)	Not applicable.
(d)(1)	Transaction Agreement, dated April 17, 2007, among Teekay, TORM, the Purchaser and the Company (incorporated by reference to the Form 8-K filed by the Company on April 20, 2007).**
(d)(2)	Joint Venture Agreement, dated as of April 17, 2007, among Teekay, Teekay Acquisition Holdings and TORM.**
(d)(3)	Confidentiality Agreement, dated March 23, 2007, between Teekay and the Company.**
(d)(4)	Confidentiality Agreement, dated March 22, 2007, between TORM and the Company.**
(e)	Not applicable.

(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
     * Included in mailing to shareholders of the Company.
     ** This agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the filing persons. Such information can be found elsewhere in this Schedule TO and, to the extent applicable, in other public filings these entities make, including such filings made with the Securities and Exchange Commission which are available without charge at www.sec.gov. This agreement may contain representations and warranties by the filing persons and the other parties to the agreement. The representations and warranties reflect negotiations between the parties to the agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the agreement and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosure schedules to the agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TEEKAY SHIPPING CORPORATION.
By:	/s/ Bjorn Moller
	Name:	Bjorn Moller
	Title:	President and Chief Executive Officer

A/S DAMPSKIBSSELSKABET TORM
By:	/s/ N. E. Nielsen
	Name:	N.E. Nielsen
	Title:	Chairman

TEEKAY ACQUISITION HOLDINGS LLC
By:	/s/ Bjorn Moller
	Name:	Bjorn Moller
	Title:	President and Chief Executive Officer of Teekay Shipping Corporation, its sole member

OMAHA, INC.
By:	/s/ Bjorn Moller
	Name:	Bjorn Moller
	Title:	Director

By:	/s/ Jesper Holmark
	Name:	Jesper Holmark
	Title:	Director

Dated: April 27, 2007